Exhibit 99.1

Draganfly Selected to Provide Draganfly Flex FPV Drones and Training to U.S. Air Force Special Operations Command Units in Partnership with DelMar Aerospace

Tampa, Fla. — February 2, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning developer of drone solutions, software, and robotics, today announced an award to provide Flex FPV Drones and Training to U.S. Air Force Special Operations Command units with partner DelMar Aerospace Corporation, a leading provider of advanced uncrewed aircraft systems (UAS) training, tactics, techniques, and procedures (TTPs), for U.S. Government customers.

The partnership with DelMar brings together Draganfly’s operationally proven uncrewed platforms with DelMar Aerospace’s expertise in delivering cutting-edge, mission-relevant UAS instruction to Government operators. Initial training activities include First Person View (FPV) UAS instruction, with a comprehensive curriculum covering FPV assembly, repair, flight operations, advanced mission planning and execution.

The award is to provide foundational FPV training with Draganfly Flex FPV Drones to U.S. Air Force Special Operations Command units. Training will take place at DelMar Aerospace’s Camp Pendleton UAS range training facility, a controlled environment purpose-built to support advanced instruction that replicates a range of battlefield scenarios. The first training cohort is scheduled to begin in mid-February.

Draganfly’s Flex FPV serves as the modular backbone for future small UAS configurations, uniquely capable of meeting evolving Department of War operational requirements. The Flex FPV’s innovative design enables rapid transition across operating profiles, allowing a variety of flight characteristics and payload capacities to be deployed with a single unit. This adaptability enables widespread adoption via a common training and sustainment baseline while providing a unique and compelling value proposition to any tactical drone program.

“Our shared focus is on readiness and combat capability,” said Cameron Chell, CEO of Draganfly. “Partnering with DelMar Aerospace helps ensure operators are training on systems and tactics designed for real-world conditions, with the Flex’s modularity and reliability required to adapt as missions and threats evolve.”

DelMar Aerospace will lead instruction delivery, curriculum development, and standards alignment, ensuring training remains tactically relevant while compliant with U.S. Government contracting and security requirements.

“This collaboration is about developing operators who are prepared to employ uncrewed systems effectively in demanding environments,” said Stanley Springer, DelMar Aerospace’s Chief Operating Officer. “Our focus is disciplined training grounded in combat-proven TTPs and operational realism.”

This announcement reflects ongoing work in support of U.S. Government programs. Specific operational details are not being disclosed.

About DelMar Aerospace

DelMar Aerospace Corporation offers a range of defense and commercial aerospace and consulting services. Formed in 2018 by veterans with proven records in manned and unmanned aviation, DelMar Aerospace has positioned itself as a Service-Disabled Veteran Owned Small Business that provides cost effective solutions globally. In addition to consulting, DelMar provides operations and maintenance (O&M); program management; maintenance, repair, and overhaul (MRO); and modification services.

For more information, visit www.delmaraero.com

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Flex FPV’s innovative design enabling rapid transition across operating profiles, allowing a variety of flight characteristics and payload capacities to be deployed with a single unit, as well as the adaptability enabling widespread adoption via a common training and sustainment baseline while providing a unique and compelling value proposition to any tactical drone program. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.